CANARY WHARF

GROUP PLC

82-4997

JRG/AM/2086
16 April 2002

[redacted]

02028703

02 APR 30 AM 11:34

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

SUPPL

P

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of announcements relating to major interest in shares, Directors' shareholdings and interim results.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

JRGarwood

dw 4/30

J R Garwood
Group Company Secretary

Canary Wharf Group - Notice of Results

RNS Number:8281R
Canary Wharf Group PLC
21 February 2002

21 February 2002

CANARY WHARF GROUP PLC

The Board of Canary Wharf Group plc will announce Interim Results for the six months ended 31 December 2001 on Wednesday 6 March 2002.

- ends -

Enquiries:

John Garwood
Company Secretary
Canary Wharf Group plc Tel: 020 7418 2000

Wendy Timmons
Bell Pottinger Financial Tel: 020 7861 3890

This information is provided by RNS
The company news service from the London Stock Exchange

END

NORLFLFLLLBLBBD

Canary Wharf Group - Director Shareholding

RNS Number:3800S
Canary Wharf Group PLC
4 March 2002

Notification of directors dealings in shares

1 Name of company
CANARY WHARF GROUP PLC

2 Name of directors
AP ANDERSON AND G IACOBESCU AS BENEFICIARIES OF AN EMPLOYEE TRUST ESTABLISHED FOR THE BENEFIT OF ALL EMPLOYEES PARTICIPATING IN THE CANARY WHARF ALL EMPLOYEE SHARE PLAN (AS APPROVED BY THE INLAND REVENUE UNDER SCHEDULE 8 OF THE FINANCE ACT 2000).

3 Please state whether notification indicates that it is in respect of a holding of the director named in 2 above or a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
HELD BY DIRECTORS AS BENEFICIARIES UNDER THE TRUST TOGETHER WITH OTHER EMPLOYEES

4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
CAPITA IRG TRUSTEES LIMITED RE CANARY WHARF AESOP

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6 Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary
ACQUISITION BY CAPITA IRG TRUSTEES LIMITED ON BEHALF OF THE CANARY WHARF ALL EMPLOYEE SHARE PLAN TRUST

7 Number of shares/amount of stock acquired
81 AP Anderson
84 G Iacobescu

8 Percentage of issued class
0.00001% AP Anderson
0.00001% G Iacobescu

9 Number of shares/amount of stock disposed
NIL

10 Percentage of issued class
NIL

11 Class of security
1p ordinary

12 Price per share
453.0674 pence

13 Date of transaction
28 February 2002

14 Date company informed
01 March 2002

15 Total holding following this Notification
3,500 AP Anderson
3,368 G Iacobescu

16 Total percentage holding of issued class following this notification
0.0005% AP Anderson
0.0005% G Iacobescu

24 Name of contact and telephone number for queries
John Garwood - 020-7418 2312.

25 Name and signature of authorised company official responsible for making this notification
J R Garwood - Company Secretary

Date of notification: 04 March 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSEAKDLESDAEFE

Canary Wharf Group - Interim Results

RNS Number:4762S
Canary Wharf Group PLC
6 March 2002

CANARY WHARF GROUP PLC

6 March 2002

ANNOUNCEMENT OF RESULTS

SIX MONTHS ENDED 31 DECEMBER 2001

FINANCIAL HIGHLIGHTS

	Notes	Six months ended 31 December 2001 £m	Six m end Dec
Turnover - rents and service charges		94.2	
Operating profit		54.5	
Exceptional items:			
- deferred consideration on sale of subsidiary undertaking		13.4	
- costs of group restructuring		(2.4)	
Profit before interest after exceptional items		65.5	
Net interest payable		(39.3)	(
Profit on ordinary activities before tax		26.2	
Profit on ordinary activities after deferred tax		24.2	
Basic earnings per share		3.7p	
Diluted earnings per share		3.6p	

2001		At 31 December £m	At 30
Investment properties	(1)	2,425.0	2,
Properties under construction and properties held for development	(2)	1,446.2	1,
Net debt		(1,799.7)	(1,1
Deferred income relating to building sales		(480.0)	(4
Other net liabilities	iii	(92.6)	(1
Net assets at net book value		1,498.9	1,
Net assets at net book value after adding back deferred tax provision		1,542.4	1,
Share repurchases (cumulative)		203.6	
Properties under construction and properties held for development	(3)		
- at Open Market Value		3,018.3	2,
- at present value of Net Realisable Value		4,508.3	4,
Net Asset Value per share based on Net Realisable Value excluding deferred tax		£7.09	
Fully diluted Net Asset Value per share based on Net Realisable Value excluding deferred tax		£6.86	

1. The interim results include adjustment for revaluation of investment properties. This resulted in a revaluation surplus of £66.1 million of which £48.0 million was attributable to 15 Westferry Circus which was completed in the period.
2. Properties under construction and properties held for development stated at cost
3. Refer to Business Review - Valuations of the announcement for an explanation

of the basis of valuation

AT 31 DECEMBER 2001:

- The group's investment portfolio totalling 4.6 million sq ft was fully let.
- Properties under construction totalled 8.0 million sq ft of which 6.9 million sq ft was pre-let or subject to agreements to be sold upon completion. A further 0.7 million sq ft was subject to option.

DURING THE PERIOD:

- The group exchanged contracts with Barclays PLC to lease a new 1 million sq ft building (BP1) of which 650,000 sq ft is expected to be occupied initially.
- Contracts were exchanged for 131,400 sq ft with Skadden Arps Slate Meagher and Flom LLP in HQ3, a new 600,000 sq ft building.
- Agreement was reached with British Waterways Board relating to the removal of a restrictive covenant over 1.7 million sq ft of potential development.
- Construction was completed of a 171,300 sq ft property at 15 Westferry Circus which has been leased by Morgan Stanley generating a revaluation surplus of £48.0 million.
- 40 floors out of the 42 in the 1.2 million sq ft building at 25 Canada Square, let in its entirety to Citigroup, were completed, of which approximately 400,000 sq ft became rent producing in the period.

RECENT EVENTS:

- In February 2002 the group competed a securitisation tap issue raising £1.34 billion including premium and accrued interest (par value £1.26 billion).

CONTACTS

George Iacobescu

Chief Executive

Peter Anderson

Managing Director, Finance

Canary Wharf Group plc

Telephone: 020 7418 2000

Wendy Timmons or

Emma Kent

Bell Pottinger Financial

Telephone: 020 7861 3232

A copy of the Interim Statement will be sent to shareholders and copies will be

made available to the public on request to the Company Secretary at the registered office, One Canada Square, Canary Wharf, London E14 5AB.

Chairman's and Chief Executive's Statement

We are pleased to report that Canary Wharf continues to make excellent progress in all its activities - leasing, construction, finance, and development. It is now three years since our flotation and it seems an appropriate point to review progress in relation to the strategy which we set out at that time. We have substantially completed the core elements of our business plan well ahead of schedule. We are in the process of building over 8 million sq ft and we have acquired additional development capacity in excess of the sites held for future development at the time of flotation. Leasing of the development is at least two years ahead of schedule and our financing programme has employed innovative techniques which have brought forward permanent financing, accelerating our ability to return capital to shareholders. We are now in a position to outline our intentions on the return of capital programme and the future direction of the company.

The results for the six months ended 31 December 2001 were in line with expectations. Turnover increased from £74.2 million for the six months ended 31 December 2000 to £94.2 million for the subsequent period, an increase of 27.0%. The increase in turnover resulted in an operating profit of £54.5 million in comparison with £42.0 million previously, an increase of 29.8%. After exceptional items and interest , the profit before tax for the period increased from £22.5 million to £26.2 million, an increase of 16.4%.

Net asset value per share based on the net realisable value of the property portfolio, after adding back the provision for deferred tax, increased from £6.97 per share at 30 June 2001 to £7.09 per share at 31 December 2001, an increase of 1.7%. We continue to believe that this is the best method of evaluating the long term value of the business.

Leasing activity has been strong during the period. Barclays Bank and Skadden Arps, the US law firm, both signed major pre-lets post the tragic events of September 11. Barclays Bank plc have contracted to lease a building of 1 million sq ft which will become their global headquarters in 2004 and Skadden Arps Slate Meagher & Flom have agreed to lease 132,000 sq ft in our 600,000 sq ft multi-tenant building, 40 Bank Street, located on Heron Quays. Allen & Overy have also announced their intention to lease 60,000 sq ft at Canary Wharf, and Bank of America have announced that they intend to move their UK banking and capital markets operations into 250,000 sq ft sublet from CSFB. We believe this underscores the long term nature of real estate decisions and the attractions of the high quality of our buildings and of Canary Wharf as a prime business district.

Of the 8 million sq ft under construction and due for completion over the next 3 years, Canary Wharf Group currently has 975,000 sq ft of office space that is available for letting of which 475,000 sq ft is under option to certain tenants in the buildings in which they have pre-let space. All of our pre-lets are on long term 20 to 30 year leases. Some tenants have taken space, in excess of their immediate requirements, which eventually they intend to occupy but which, in the meantime, they will sublet on shorter lease terms. From that perspective the availability of sublet space will enable smaller tenants to consider Canary Wharf on shorter lease terms, which will further diversify the tenant mix.

Retail leasing has also remained strong. Waitrose have extended their requirement in the 205,000 sq ft Canada Place building from 80,000 sq ft to 100,000 sq ft, which will open in the summer of 2002. In addition, over 66% of the units in the new retail mall under construction located at Jubilee Place, which is due to open in mid 2003, are either let or are under negotiation.

Our current construction programme of 8 million sq ft is approximately equal to the amount of office construction in the rest of Central London. Our projects are within budget in aggregate and we expect them to be completed on time. The 8 million sq ft underway represents 10 office buildings and three retail complexes. Since we last reported in September, 15 Westferry Circus, a 172,000 sq ft building for Morgan Stanley has been completed, and in January 2002 we reached completion of the base building of 25 Canada Square, a 1.2 million sq ft building for Citigroup.

Shortly after the end of the period we successfully completed a £1.257 billion securitisation of four buildings still in the course of construction. This is our largest fund raising to date and comprised the Lehman Brothers, Clifford Chance, Morgan Stanley and Northern Trust buildings on Heron Quays. Out of the total £1.257 billion issued, £1.1 billion or 88% of the issue was rated AAA, the highest credit rating available. The average weighted cost of debt across all

tranches was 5.7%. We also achieved 75% loan to value, which exceeds our leverage target. Overall, our target loan to value ratio remains at 70%. The proceeds will be used to fund construction of the buildings and have generated additional cash to enable us to continue our planned return of capital programme. These four buildings were previously funded by the £1 billion construction loan facility. The refinancing of these assets means that we now have £1 billion in undrawn lines of credit to finance the construction of committed projects such as the Barclays Bank building, as well as future developments.

We continue to work diligently on our future development programme. In December we reached agreement with British Waterways Board to remove a restrictive covenant affecting the remaining development sites within Canary Wharf. The agreement increases the area of potential development for the near term, within the existing planning approvals, by 1.7 million sq ft on four sites (DS3 and BP2, BP3 and BP4) bringing the total permitted development to 15.7 million sq ft. at Canary Wharf. We have begun the infrastructure works and pre-staging to street level for 850,000 sq ft of development on the DS3 and BP2 sites adjacent to the new Barclays building. In the longer term we are working on the detailed architectural designs for expanded office and retail development on the North Quay and Riverside sites. Together these sites will, subject to planning permission, represent around 4 million sq ft of future development. In total we have land available on which, subject to planning and other consents where necessary, it is possible to build in the order of 5.7 million sq ft.

The last six months has seen significant activity within those bodies responsible for co-ordinating transport policy in London. We have continued to contribute to the policy debates with the Mayor's office, the Greater London Authority, the London Development Agency and Transport for London; with relevant Government departments and with other involved parties such as the Thames Gateway London Partnership and transport providers.

During this period Cross London Rail Links Ltd, a joint venture between Transport for London and the Strategic Rail Authority, announced a new core alignment for the proposed Crossrail line which includes a branch to Canary Wharf. The objective is to create direct rail linkage from Heathrow via the West End and City to both Canary Wharf and Stratford. We have warmly endorsed this approach, which was agreed by the Mayor, Ken Livingstone, the Minister of Transport and the Chairman of the Strategic Rail Authority and we are continuing to work with Cross London Rail Links and others on the project. This indicates the continued commitment of all relevant bodies to increase investment in infrastructure in London. We are active on many of these initiatives, working with the relevant bodies and we are encouraged by the determination of all to commit to new programmes.

We have also maintained our commitment to a broad range of community initiatives with focus maintained on education, training and sport activities. Increasing numbers of local people are working at Canary Wharf with some 3000 from Tower Hamlets working within the built estate, up from 670 in 1997, and with a further 560 Tower Hamlets residents involved in construction. The Canary Wharf employment impact is spread across East London and the Thames Gateway.

At the time of our flotation in 1999 we set out a business plan that focussed on the leasing, construction and financing of the 3.6 million sq ft under construction and the 5.2 million sq ft held for development at that time This business plan, sets out a 7 year time horizon for the leasing and completion of the 13.5 million sq ft estate, a time schedule which was also adopted by our valuers. Central to the business plan was a financial strategy aimed at creating an efficient capital structure by securitising our completed buildings to a target level of 70% loan to value and returning capital to shareholders once development was well advanced.

Since flotation in 1999 we have pre-let 5.4 million sq ft, completed 3.6 million sq ft and commenced a further 5.7 million sq ft of new construction. When completed these buildings will take the total square footage on the estate to 14.0 million sq ft of which 11.5 million sq ft is owned by Canary Wharf Group and 2.5 million sq ft is primarily owner occupied. Current pre-let rentals are in the mid £40s, which is above the valuers' projections at the time of flotation.

Since 1999 the increase in the value of our assets based on Net Realisable Value has been over £2.0 billion, or an annualised increase of 23% compound.

The fact that we have exceeded projections on all of the core elements of our plan, reinforces our confidence to bring forward the plans for return of capital. We said in 1999 that we intended to return capital to shareholders and we embarked on this in 2001 through a share buyback programme, totalling £203.6 million to date. The corporate restructuring that was carried out last year created the distributable reserves to enable us to continue to implement our

plan and we stated last October that approximately £2 billion of capital could be returned over the next four years. This can be compared to the market capitalisation of £2.2 billion at flotation in 1999.

As a consequence, we are now in a position to outline a programme of capital return which is consistent with our strategy at the time of the flotation, while maintaining an efficient capital structure. We have carefully examined the means by which we can efficiently return capital to shareholders and intend to balance the programme equally between share buybacks and structured cash returns.

The planned return of capital will, in the absence of significant unforseen events, be achieved in the following manner. By the end of 2005, including the £203.6 million of share buybacks, £1.5 billion will be returned of which £750 million will be in three annual £250 million tranches in 2003, 2004 and 2005. We intend this will be through structured returns designed to optimise proceeds for shareholders. Consideration is being given to the best means of achieving this objective and further details will be given to shareholders in due course. These tranches will be complemented by a continuation of the share buyback programme which will clearly be influenced by market conditions. We intend, however, to allocate £300 million during 2002 for share buybacks, in addition to the £200 million that has already been achieved. We will then allocate an additional £250 million to be spent over the following two years bringing the targeted total for share buybacks to £750 million.

The final £500 million of the £2 billion will be returned to shareholders when the last four sites adjacent to the Barclays building are being developed. Infrastructure works and pre-staging have commenced on these sites where additional development opportunities have been created by the lifting of the density cap.

Following completion of our return of capital it is our intention to implement a programme paying regular dividends out of income derived from the Canary Wharf estate.

The Canary Wharf Group in its present form is in an ideal position to respond to future opportunities now that construction or infrastructure works have commenced on all original sites, we have substantially leased and permanently financed the development according to our original plan and have crystallised and accelerated our return of capital programme. Our success in achieving our goals earlier than expected has created the base from which the management team believes it can use its human and capital resources to create development and corporate opportunities in addition to Canary Wharf thereby continuing to create shareholder value.

On behalf of the Board we would like to thank our entire staff for their exceptional daily efforts which have resulted in exceptional achievements.

BUSINESS REVIEW

Property Portfolio

At the time of approving this Interim Statement the properties in the group's ownership (totalling 4.6 million sq ft net in twelve buildings) were fully let and a further thirteen buildings (totalling 8.0 million sq ft net) were under construction, of which 86.3% is subject to agreements for lease or sale.

The group's investment properties are under lease to high quality tenants which provide a diversified income stream. At 31 December 2001 the weighted average unexpired lease term for the office portfolio was approximately 23.7 years (or 20.8 years after taking account of tenant break options). Only 19.6% of the square footage under lease will expire or is capable of being terminated during the next ten years.

Properties under construction at 31 December 2001 included 8 Canada Square, a 1.1 million sq ft building which upon completion in April 2002 will be sold to HSBC. Those properties under construction at 31 December 2001 which upon completion it is intended will be held as investments comprised the following:

Property Address	Approx. Net Internal Area (sq ft)	Expected Completion Date	Status
5 Canada Square (DS1)	516,600	May/June 2002	Agreed to be lease
25 Canada Square (DS5)	1,193,600	Completed January 2002	Agreed to be lease

1 Churchill Place (BP1)	1,000,000	July 2004	Agreed to be lease
of which 650,000 sq ft to be			
occupied initially			
20 Canada Square (DS4)	535,500	December 2002	310,000 sq ft agre
to The McGraw Hill Companies			
20 Bank Street (HQ1)	506,000	August 2003	Agreed to be lease
Stanley			
25-30 Bank Street (HQ2)	1,000,000	August 2003	Agreed to be lease
Brothers			
40 Bank Street (HQ3)	600,000	April 2003	131,400 sq ft agre
to Skadden Arps Slate Meagher &			
Flom LLP			
50 Bank Street (HQ4)	217,400	June 2002	151,500 sq ft agre
to The Northern Trust Company			
10 Upper Bank Street (HQ5)	1,000,000	July 2003	785,000 sq ft agre
leased to Clifford Chance LLP			
Canada Place Retail Centre extension (DS8)	205,000	September 2002	100,000 sq ft prel Food & Home; 92,00
to Reebok			
Jubilee Place Retail Centre (RT3)	80,000	July 2003	10,675 sq ft agree
various retail tenants			
Churchill Place Retail Centre (RT4)	40,000	July 2004	Unlet
	6,894,100		

As well as the properties under construction referred to above, the group is continuing substructure works on the remaining sites on Canary Wharf as a preliminary to the development of those parts of the estate. In connection with this work, buildings DS3 (650,000 sq ft) and BP2 (200,000 sq ft) are being constructed to grade.

During the six month period to 31 December 2001 the group completed construction of a 171,300 sq ft property at 15 Westferry Circus which has been leased by Morgan Stanley. In addition 40 floors out of 42 in the 1.2 million sq ft building at 25 Canada Square were completed, of which approximately 400,000 sq ft became rent-producing in the period. Practical completion of the remainder of the building, let in its entirety to Citigroup, occurred in January 2002 and it will therefore be transferred to investment properties during the second half of the year.

Significant letting progress was made during the six month period:

- In November 2001 the group exchanged contracts with Barclays PLC to lease a new 1 million sq ft building (parcel BP1), of which 650,000 sq ft is expected to be occupied initially.
- In December 2001 contracts were exchanged for 131,400 sq ft with Skadden Arps Slate Meagher & Flom LLP in a 600,000 sq ft building (parcel HQ3) which is scheduled for completion in mid-2003.

BUSINESS REVIEW (CONTINUED)

In November 2001 the group announced that it had reached agreement with British Waterways Board ('BWB') relating to the removal of a restrictive covenant affecting the remaining development sites within Canary Wharf. The agreement with BWB relates to 1.7 million sq ft of potential development with existing planning permission and, when added to the total space already built or under construction of 14 million sq ft, raises the total development at Canary Wharf to 15.7 million sq ft. In addition, the development sites which were acquired during 2000 at North Quay and Riverside allow development of 2.1 million sq ft net based on existing planning permissions. Application will be made in due course to modify and increase the existing planning permission applicable to these sites by up to a further 2 million sq ft. Construction of new buildings will commence as and when market conditions allow and subject to planning.

Valuation

The net assets of the group, as stated in its consolidated balance sheet as at 31 December 2001, were £1,498.9 million. In arriving at this total:

(i) properties held as investments were carried at £2,425.0 million, which represents the Open Market Value of those properties at that date as determined by the group's external valuers, FPDSavills or CB Hillier Parker.

(ii) properties under construction and properties held for development, shown as fixed assets, were carried at £995.6 million and £168.7 million respectively, representing their cost to the group; and

(iii) properties under construction shown as current assets, were carried at £281.9 million representing their cost to the group.

The valuation of the investment portfolio increased from £2,300.5 million at 30 June 2001 to £2,425.0 million at 31 December 2001, an increase of £66.1 million net of additions. Of this amount £48.0 million was attributable to 15 Westferry Circus which was completed during the period.

As well as valuing the investment properties, FPDSavills or CB Hillier Parker have valued all properties under construction, comprising those properties set out in the table earlier in this section. Including 8 Canada Square, which upon completion is contracted to be sold to HSBC and is held as a current asset, the Open Market Value of properties under construction at 31 December 2001 was £2,697.6 million in comparison with a carrying value for accounts purposes of £1,277.5 million.

As regards properties held for development throughout the period, the valuers have provided joint opinions as at 31 December 2001 that the Open Market Value was £320.7 million in comparison with a carrying value for accounts purposes of £168.7 million.

At the same time as providing their opinion of the Open Market Value of properties under construction or held for development, the valuers were also instructed to give their opinion of the present value of the Net Realisable Value of such properties. Net Realisable Value is defined in SSAP 9 (Stocks and Long-term Contracts) as 'the actual or estimated selling price (net of trade but before settlement discounts) less: (a) all further costs to completion; and (b) all costs to be incurred in marketing, selling and distributing'. This same definition of Net Realisable Value is reproduced in Practice Statement 21 of the RICS Manual 'Valuations of Trading Stock and Work in Progress, including Land and Buildings'. The Net Realisable Value of the group's properties under construction and properties held for development comprises an assessment of the total value to the group, arising from owning and developing those properties, being the aggregate of:

a. the Open Market Value of the land;

b. developer's profit;

c. the effect on value of Enterprise Zone Allowances (EZAs); and

d. finance holding costs on the site value (and other minor items) arising from the fact that the land is already in the ownership of the group.

Thus, Net Realisable Value allows consideration to be given to the enhancement in value to the group arising from (b), (c) and (d) which do not form part of the Open Market Value of the properties' existing state.

The approach adopted by the valuers in arriving at the present value of the Net Realisable Value at 31 December 2001 was consistent with that adopted at 30 June 2001. At 31 December 2001 the valuers adopted a discount rate of 7.13%, which represents a notional cost of borrowing equal to 2% above the 10-year gilt rate. This compares with a rate adopted at the previous year end of 7.25%.

On the basis outlined above, the valuers' opinion of the present value of the Net Realisable Value of the properties under construction at 31 December 2001 was £3,694.6 million. Their joint opinion of the present value of the Net Realisable Value of properties held for development at that date was £813.7 million.

BUSINESS REVIEW (CONTINUED)

The carrying value of the group's properties for accounts purposes in comparison with the supplementary valuations provided by the external valuers is summarised in the table below:

Restated

	31 December 2001			30 June	
	Carrying Value	Open Market Value in Existing State	Present Value of Net Realisable Value	Carrying Value	Open Ma Valu Exis S
	£m	£m	£m	£m	
Investment properties	2,425.0	2,425.0	2,425.0	2,300.5	2,3
	(Note)				
Properties under construction	1,277.5	2,697.6	3,694.6	994.3	2,1
Properties held for Development	168.7	320.7	813.7	124.8	4
Total	3,871.2	5,443.3	6,933.3	3,419.6	4,8

Note:

Investment properties are stated at Open Market Value.

Operating results

The interim results for the six months ended 31 December 2001 reflect the implementation of Financial Reporting Standard 19 (Deferred Tax) (FRS 19) and Urgent Issues Task Force Abstract 28 (Operating Lease Incentives) (UITF 28) and the comparatives for the six months ended 31 December 2000 and year ended 30 June 2001 have been restated accordingly.

Turnover for the six months ended 31 December 2001 was £94.2 million, against £74.2 million for the six months ended 31 December 2000. Rental income increased from £56.9 million to £73.4 million, an increase of 29.0%, of which £2.6 million was attributable to the adoption of UITF 28 (Note 1). The remainder relates to the expiry of rent free or rent reduced periods, rent reviews and the commencement of rent on recently completed or partially completed properties. Service charge income increased from £13.8 million to £16.2 million, an increase of 17.4%, due to the increased level of occupancy on the estate. Miscellaneous income increased from £3.5 million to £4.6 million over the period, reflecting the increased provision of tenant specific services (outside of the standard service charge) as occupancy on the estate increases.

Rents payable and property management costs for the six months ended 31 December 2001 were £20.1 million, in comparison with £14.6 million for the same period in
2000. However, during the six months to 31 December 2000, the lease of a vacant leasehold property was assigned to a third party and as a result a surplus provision of £2.2 million was released to the profit and loss account and included within cost of sales. The underlying increase in property management costs is the result of the increased occupancy on the estate and the increased cost of security.

For the six months ended 31 December 2001 gross profit was £74.1 million, an increase of £14.5 million over the previous period. The increase in gross profit was attributable to the increase in turnover.

Administrative expenses for the six months ended 31 December 2001 were £19.8 million, whilst for the six months to 31 December 2000 they were £18.4 million. During the six month period ended 31 December 2001 costs of £2.4 million were also incurred in association with the group's restructuring which have been treated as an exceptional item (Note 1).

The directors estimate that administrative expenses of £11.2 million (or approximately 56.6% of the total for the six months ended 31 December 2001) were attributable to the group's corporate and property investment activities. For the period ended 31 December 2000 administrative expenses attributable to these activities were estimated at £8.3 million, or 45.1% of the total. The increase is primarily attributable to the amortisation of the cost of shares acquired to satisfy the group's share option schemes.

The remainder of administrative expenses are attributable to unallocated overheads associated with the group's development programme which are expensed to the profit and loss account (as opposed to costs directly attributable to and capitalised as part of the cost of particular buildings). For the six months ended 31 December 2001 such unallocated development overheads totalled £8.6 million, representing approximately 43.4% of administrative expenses. For the six months to December 2000 development overheads totalled £10.1 million or 54.9% of the total. The reduction in development overheads is largely attributable to letting costs which for the six months to December 2000 were £5.8 million whereas for the period ended December 2001 such costs totalled only

£3.2 million.

For the six months ended 31 December 2001 operating profit was £54.5 million, in comparison with a profit of £42.0 million for the six months ended 31 December 2000. The improvement in the operating profit earned by the group is primarily attributable to the increase in turnover.

BUSINESS REVIEW (CONTINUED)

Net interest payable for the period to December 2001 was £39.3 million, against £19.1 million for 2000. The increase in net interest payable is partly attributable to the fact that the previous year included a net gain to the group of £4.5 million derived from the unwind of interest rate swaps relating to certain deposits that were released from security in the period (Note 4). In addition, net interest payable for the period to December 2001 included costs of £4.1 million attributable to the restructuring of certain of the group's finance leases (Note 9).

The profit on ordinary activities after interest for the period was £26.2 million in comparison with £22.5 million for the equivalent period in 2000. The tax charge for the period to December 2001 which was calculated by reference to the anticipated effective tax rate for the year to June 2002, adjusted for anticipated exceptional items, was £2.0 million, in comparison with a credit of £0.6 million for 2000 (as restated). These amounts were entirely attributable to deferred tax following the adoption of FRS 19. This accounting standard has no effect on cashflow. Moreover, the directors believe it does not reflect the actual tax which may become payable in the future.

The profit on ordinary activities after tax for 2001 was £24.2 million in comparison with £23.1 million for the previous period, an increase of £1.1 million.

Balance sheet

On the basis of the group's statutory balance sheet, which does not reflect any revaluation of properties under construction or held for development, net asset value at 31 December 2001 was £1,498.9 million in comparison with £1,596.4 million at 30 June 2001 (as restated). The reduction in net asset value is attributable to share buy-backs during the period totalling £189.9 million, offset by the profit for the period of £24.2 million and a revaluation surplus of £66.1 million.

Net asset value per share at 31 December 2001 was £2.31 (30 June 2001 - £2.33). Allowing for the revaluation of properties under construction or held for development on the basis of the present value of the Net Realisable Value summarised in the table above, net asset value per share at 31 December 2001 was as set out in the table below.

In arriving at adjusted net asset value per share the provision recognised in accordance with FRS 19 (Deferred Tax) has been added back. FRS 19 requires, inter alia, provision for deferred tax on capital allowances claimed notwithstanding that no tax would become payable unless the related properties were disposed of. In contrast no provision is required for the tax which would become payable if the group were to dispose of its properties at their revalued amount. This inconsistency in the standard has therefore been reversed in calculating the adjusted net asset value per share.

	31 December 2001 £m
Net assets per statutory balance sheet	1,498.9
Revaluation of properties under construction to NRV	2,417.1
Revaluation of properties held for development to NRV	645.0
Net assets after revaluation	4,561.0
Add: Discounted deferred tax provision	43.5
Adjusted net assets	4,604.5
Adjusted net assets per share	£7.09
Fully diluted adjusted net assets per share	£6.86

BUSINESS REVIEW (CONTINUED)

Borrowings

At 31 December 2001, net debt (after allowing for cash in hand and cash collateral) stood at £1,799.7 million, up from £1,191.7 million at 30 June 2001 comprising:

	At 31 December 2001
	£m
Securitised debt	1,977.5
Loans	237.4
Finance lease obligations	575.9
Total borrowings	2,790.8
Less: cash collateral for borrowings	(566.0)
Less: other cash collateral excluding prepayments (see below)	(2.6)
	2,222.2
Less: cash deposits	(418.6)
Net debt excluding prepayments	1,803.6
Cash deposits arising from prepayments in respect of buildings contracted to be sold	(3.9)
Net debt	1,799.7

The increase in gross borrowings from £2,650.1 million to £2,790.8 million is attributable primarily to drawings under the group's £1 billion revolving construction loan facility, partially offset by the restructuring of certain of the group's finance leases (Note 9). The increase in gross borrowings was accompanied by a reduction in cash and term deposits from £1,458.4 million at 30 June 2001 to £991.1 million at 31 December 2001 primarily as a result of the requirement to fund development costs and share buy-backs totalling £189.9 million. At 31 December 2001 the group had undrawn committed facilities of £878.8 million. At that date the weighted average cost of the group's debt was 6.4% (30 June 2001 - 6.7%).

Cash flow

Net cash inflow from operating activities for the six months ended 31 December 2001 was £39.0 million in comparison with £53.2 million for the six months to December 2000. This reduction was attributable to movements in working capital.

Capital expenditure and financial investment for the six months ended 31 December 2001 was £422.4 million, as compared with £288.0 million for the six months to 31 December 2000. Capital expenditure for the six months ended 31 December 2000 included land purchases of £91.7 million and development expenditure of £220.0 million. For the period ended 31 December 2001 capital expenditure largely comprised development expenditure of £420.0 million.

The financing cash outflow for the six months ended 31 December 2001 was £47.4 million compared with an inflow for the six months ended 31 December 2000 of £100.0 million. The period to December 2001 included expenditure of £189.9 million on the purchase for cancellation of the company's own shares and the repayment of certain finance leases of £102.1 million. This was partially offset by drawings under the group's construction loan facilities. The cash inflow for the six months ended 31 December 2000 reflected drawings under a construction loan facility.

Segmental reporting

For the first time, the Interim Statement incorporates disclosure concerning the results and net assets of two segments. The properties in each segment comprise:

Canary I - Those properties in the group's ownership within the original Canary Wharf estate identified at the time of the group's flotation, including the benefit of the agreement with BWB concerning the removal of the density cap. The status of these properties at 31 December 2001 was as follows:

Net Internal Area

million

sq ft

Completed and let	4.6
Under construction and pre-let	5.8
Under construction and available to let	1.1
Uncommitted development site	1.7
Total owned by group	13.2
Owned by third parties	1.4
Under construction and pre-sold	1.1
Canary Wharf estate following removal of density cap	15.7

Canary II - Those properties outside of the original estate which, at 31 December 2001, and subject to obtaining planning consent to increase the approved density, comprised:

Net Internal

Area

million

sq ft

Uncommitted (based on existing planning permission):	
North Quay	1.4
Riverside South	0.7
2.1	
Applications for increased planning density	2.0
Potential future development (assuming successful application to increase planning density)	4.1

Taking the valuations set out earlier in this section, the net asset value attributable to each segment at 31 December 2001 was as follows:

	Canary I			Canary II	
	Book Value £m	OMV £m	NRV £m	Book Value £m	
Investment properties	2,425.0	2,425.0	2,425.0	-	
Properties under construction	1,277.5	2,697.6	3,694.6	-	
Properties held for development	42.7	167.0	455.0	126.0	15
	3,745.2	5,289.6	6,574.6	126.0	15
Other net liabilities prior to funding	(563.4)	(563.4)	(563.4)	(9.2)	(9
Net assets prior to funding	3,181.8	4,726.2	6,011.2	116.8	14
Net debt (external)	(1,799.7)	(1,799.7)	(1,799.7)	-	
Intragroup funding	116.8	116.8	116.8	(116.8)	(116
Net assets	1,498.9	3,043.3	4,328.3	-	2

The segmental analysis of the group's profit and loss account and balance sheet prior to revaluation of properties under construction and held for development for the period ended 31 December 2001 is set out in Note 3.

For the six months ended 31 December 2001, Canary I recorded a profit before tax of £28.6 million.

Canary II recorded a loss before tax of £2.4 million for the six months ended 31 December 2001, attributable entirely to administrative expenses associated with working up proposals for its development sites. Of the total development overheads of £8.6 million for the six months ended 31 December 2001, the directors estimate that £6.2 million was attributable to Canary I and the remaining £2.4 million attributable to Canary II. The directors consider that development overheads attributable to Canary I will in due course reduce to an insignificant level upon completion of the development programme.

Throughout the six month period to 31 December 2001 Canary II was funded by way

of an interest free inter-company loan.

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

*Restated Audited Year ended 30 June 2001 £m		Notes	Unaudi Six mon ended Decem 2
159.2	Turnover - rents and service charges		9
(32.8)	Cost of sales - rents and property management costs		(20
126.4	GROSS PROFIT		7
(36.6)	Administrative expenses		(19
1.9	Other operating income		
91.7	OPERATING PROFIT		5
	Exceptional items:		
-	- deferred consideration on disposal of subsidiary undertaking	8	1
-	- costs of group restructuring	1	(2
(0.4)	Share of operating loss of associates		
50.7	Interest receivable - group	4	2
(99.5)	Interest payable - group	4	(65
42.5	PROFIT FOR THE FINANCIAL PERIOD BEFORE TAX		2
1.1	Taxation	5	(2
43.6	PROFIT FOR THE FINANCIAL PERIOD AFTER TAX	11	2
43.6	TRANSFERRED TO RESERVES	11	2
6.3p	Basic earnings per share	6	3
6.2p	Diluted earnings per share	6	3
	Before exceptional items:		
6.3p	Basic earnings per share	6	2
6.2p	Diluted earnings per share	6	2

The above results relate to the continuing activities of the group and the share of associates attributable to the group prior to the date of their disposal.

The interim results for the six months ended 31 December 2001 were approved by the Board of Directors on 5 March 2002.

*Restated as set out in Note 1.

UNAUDITED CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

*Restated Audited Year ended 30 June	*Restated	Notes	Unaudited Six months ended 31 December 2001

2001 £m			£m
	Profit/(loss) for the financial period of the group and its share of associates		
44.0	- group		24.2
(0.4)	• share of associates		-
84.4	Unrealised surplus on revaluation of investment properties - group	7	66.1
128.0	TOTAL RECOGNISED GAINS AND LOSSES RELATING TO THE PERIOD		90.3
-	Prior year adjustments (as explained in Note 1)		(41.5)
128.0	TOTAL RECOGNISED GAINS AND LOSSES SINCE LAST ANNUAL REPORT		48.8

*Restated as set out in Note 1.

UNAUDITED CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2001

Restated Audited 30 June 2001 £m		Notes	Unaudited 31 December 2001 £m
	FIXED ASSETS		
2,300.5	Investment properties	7	2,425.0
744.7	Properties under construction	7	995.6
124.8	Properties held for development	7	168.7
9.6	Other tangible fixed assets		9.4
15.8	Investments	8	26.6
3,195.4			3,625.3
	CURRENT ASSETS		
249.6	Properties under construction and properties held for development	7	281.9
10.7	Debtors: due in more than one year		13.3
86.5	Debtors: due within one year		161.9
1,458.4	Cash at bank and in hand	9	991.1
1,805.2			1,448.2
(742.0)	CREDITORS: Amounts falling due within one year		(774.2)
1,063.2	NET CURRENT ASSETS		674.0
4,258.6	TOTAL ASSETS LESS CURRENT LIABILITIES		4,299.3
(2,620.4)	CREDITORS: Amounts falling due after more than one year	9	(2,756.9)
(41.8)	Provisions for liabilities and charges		(43.5)
1,596.4	NET ASSETS		1,498.9
	CAPITAL AND RESERVES		
6.9	Called up share capital		6.5
	Reserves		
-	Share premium	11	0.6
1,055.5	Revaluation reserve	11	1,121.6
0.1	Capital redemption reserve	11	0.5
636.8	Special reserve	11	637.1
(102.9)	Profit and loss account	11	(267.4)
1,596.4	SHAREHOLDERS' FUNDS - EQUITY	12	1,498.9

*Restated as set out in Note 1.

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

Unaudited

Audited Year ended 30 June 2001 £m		Notes	Six months ended 31 December 2001 £m
71.1	NET CASH INFLOW FROM OPERATING ACTIVITIES		39.0
(70.6)	Returns on investments and servicing of finance		(36.5)
(579.3)	Capital expenditure and financial investment		(422.4)
(2.1)	Acquisitions		-
(652.0)			(458.9)
(580.9)	Cash outflow before management of liquid resources and financing		(419.9)
28.7	Management of liquid resources		182.9
1,018.7	Financing		(47.4)
466.5	(DECREASE)/ INCREASE IN CASH	9	(284.4)

Reconciliation of operating profit to operating cash flows

Audited Year ended 30 June 2001 £m		Unaudited Six months ended 31 December 2001 £m
91.7	Operating profit	54.5
0.3	Depreciation charges	0.4
0.7	Amortisation of share option costs	2.5
(53.4)	Decrease/(increase) in debtors	12.9
34.4	(Decrease)/increase in creditors	(26.0)
(2.6)	Decrease in provision	(0.3)
-	UITF 28 adjustment	(2.6)
-	Costs of group restructuring	(2.4)
71.1	Net cash inflow from operating activities	39.0

Capital expenditure and financial investment

Audited Year ended 30 June 2001 £m		Unaudited Six months ended 31 December 2001 £m
(511.1)	Additions to properties	(420.0)
(92.1)	Acquisition of development properties	(10.5)
(8.1)	Acquisition of own shares to support share option schemes	(12.9)
-	Deferred consideration on disposal of subsidiary undertaking	9.5
(2.1)	Settlement of deferred acquisition cost	-
(8.3)	Purchase of tangible fixed assets	(1.5)
42.4	Deferred income relating to agreements for sale of property	13.0
(579.3)	Net cash outflow	(422.4)

S

Canary Wharf Group - Repurchase of shares

RNS Number:5570S
Canary Wharf Group PLC
7 March 2002

Canary Wharf Group plc ("the Company)

Intention to repurchase shares

7 March 2002

Further to the interim statement released yesterday, the Company has instructed Cazenove to acquire, for cancellation, ordinary shares up to an aggregate value of £300 million. The purchase will be made pursuant to the Company's existing authority, granted at the Company's Annual General Meeting held on the 14th November 2001.

Canary Wharf Group plc shareholders wishing to offer ordinary shares to the Company for purchase and cancellation should contact Cazenove, if appropriate, through their stockbroker.

Enquiries:

Canary Wharf Group plc   Peter Anderson   Tel: 020 7418 2000

Cazenove   Duncan Hunter   Tel: 020 7588 2828

This information is provided by RNS
The company news service from the London Stock Exchange

END

POSUUUWAWUPPUMM

Canary Wharf Group - Purchase of Own Securities

RNS Number:5835S
Canary Wharf Group PLC
7 March 2002

Canary Wharf Group plc ("the Company")

Repurchase of shares

7 March 2002

Further to the announcement made earlier today, the Company announces that it has today purchased for cancellation 36,867,176 ordinary shares from Cazenove & Co. Ltd at a price of 478.85 p per share.

Enquiries:

Canary Wharf Group plc, Peter Anderson, Tel: 020 7418 2000

Cazenove, Duncan Hunter, Tel: 020 7588 2828

END

POSILFIVVFIDIIF

Canary Wharf Group - Director Shareholding

RNS Number:6032S
Canary Wharf Group PLC
7 March 2002

Notification of director's dealings in shares

The Company was notified on 7 March 2002 that George Iacobescu had exercised an option over 200,000 ordinary shares (0.031% of the issued share capital) at an exercise price of 79.5p per share. Following the exercise of this option George Iacobescu sold 200,000 ordinary shares at a price of 478.85p.

Date of notification: 7 March 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSEAKDXEEEAEFE

Canary Wharf Group - Director Shareholding

RNS Number:9046T
Canary Wharf Group PLC
2 April 2002

Notification of directors dealings in shares

1 Name of company
CANARY WHARF GROUP PLC

2 Name of directors
AP ANDERSON AND G IACOBESCU AS BENEFICIARIES OF AN EMPLOYEE TRUST ESTABLISHED FOR THE BENEFIT OF ALL EMPLOYEES PARTICIPATING IN THE CANARY WHARF ALL EMPLOYEE SHARE PLAN (AS APPROVED BY THE INLAND REVENUE UNDER SCHEDULE 8 OF THE FINANCE ACT 2000).

3 Please state whether notification indicates that it is in respect of a holding of the director named in 2 above or a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
HELD BY DIRECTORS AS BENEFICIARIES UNDER THE TRUST TOGETHER WITH OTHER EMPLOYEES

4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
CAPITA IRG TRUSTEES LIMITED RE CANARY WHARF AESOP

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6 Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary
ACQUISITION BY CAPITA IRG TRUSTEES LIMITED ON BEHALF OF THE CANARY WHARF ALL EMPLOYEE SHARE PLAN TRUST

7 Number of shares/amount of stock acquired
74 AP Anderson
81 G Iacobescu

8 Percentage of issued class
0.00001% AP Anderson
0.00001% G Iacobescu

9 Number of shares/amount of stock disposed
NIL

10 Percentage of issued class
NIL

11 Class of security
1p ordinary

12 Price per share
458.9567 pence

13 Date of transaction
27 March 2002

14 Date company informed
2 April 2002

15 Total holding following this Notification
3,574 AP Anderson
3,449 G Iacobescu

16 Total percentage holding of issued class following this notification
0.0006% AP Anderson
0.0006% G Iacobescu

24 Name of contact and telephone number for queries
John Garwood - 020-7418 2312

25 Name and signature of authorised company official responsible for making this notification
J R Garwood - Company Secretary

Date of notification: 2 April 2002

END

RDSEAKLAESXAEFE

Canary Wharf Group - Directorate Change

RNS Number:2249U
Canary Wharf Group PLC
9 April 2002

9 April 2002

CANARY WHARF GROUP PLC

Appointment of Non-Executive Director

Canary Wharf Group plc is pleased to announce that, following his retirement from an executive capacity with the company, Gerald Rothman is to become a non-executive director of Canary Wharf Group plc with effect from 9 April 2002.

Gerald Rothman joined the Group in 1988 as a Director and Chief Operating Officer. After leaving in 1994, he rejoined in 1996, undertaking major projects in which role he played a pivotal part including the flotation of the Group on the London Stock Exchange in 1999, and in the various securitisations.

Canary Wharf is delighted that the knowledge and experience of Gerald Rothman will be retained for the benefit of the company and shareholders.

- ends -

For further information, please contact:

John Garwood

Company Secretary

Wendy Timmons

Head of Corporate Communications

Canary Wharf Group plc

Tel: 020 7418 2000

This information is provided by RNS
The company news service from the London Stock Exchange

END

BOAGIGDSSUGGGDC